SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2019

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐   NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. On September 9, 2019.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONA LTD.

	By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Financial Manager

Dated: September 9, 2019

FOR IMMEDIATE RELEASE

G. WILLI-FOOD PROVIDES UPDATE REGARDING
TWO PREVIOUSLY ANNOUNCED POTENTIAL ACQUISITIONS

YAVNE, Israel – September 9, 2019 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today updated regarding two separate and independent memorandums of understanding previously described in the Company’s press releases of April 22, 2019 and of July 8, 2019, that:

1.	Memorandum of understanding for an investment in Miki Food Industries Fish and Salads (1992) Ltd.:

The negotiations between the parties did not mature into an agreement and the parties ceased the discussions regarding a potential acquisition.

2.	Memorandum of understanding for an investment in Bikurei Hasadeh North 1994 Ltd.:

The negotiations and the due diligence process for an investment in Bikurei Hasadeh North 1994 Ltd. which have been delayed (as reported in the Company’s press release on July 8, 2019 as mentioned above) were not renewed and the parties ceased the discussions regarding a potential acquisition.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: the risk that the potential acquisitions described in this press release will be completed, monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 27, 2019. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Financial Manager
(+972) 8-932-1000
itsik.b@willi-food.co.il